SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20459
FORM 11K
ANNUAL REPORT

Pursuant to Section 11(d) of the
Securities Exchange Act of 1934

For the Plan Year Ended December 31, 2001

C. Full title of the plan and address of the plan:

SAVINGS PLAN FOR EMPLOYEES OF
THE FAIRCHILD CORPORATION

The Fairchild Corporation
Dulles, Virginia 20166-7516

D. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

The Fairchild Corporation
45025 Aviation Drive, Suite 400
Dulles, VA 20166-7516

Required information is presented on the attached pages.

Signatures:

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FAIRCHILD CORPORATION PENSION
AND RETIREMENT COMMITTEE

By: ______________________________
Robert H. Kelley
Member, Pension and Retirement Committee

Date: June 27, 2002

SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION

Financial Statements
with
Additional Information

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION

Financial Statements
with
Additional Information

Years ended December 31, 2001 and 2000

Contents

KaufmanDavis, PC

AN INDEPENDENT CPA FIRM

Report of Independent Auditors

To the Pension and Retirement Committee
The Fairchild Corporation
Dulles, Virginia

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for Employees of The Fairchild Corporation (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedule has been subjected to auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

Kaufman Davis, PC

KAUFMAN DAVIS, PC
Certified Public Accountants

June 12, 2002

Ronald H Posner Ronald M Kurtz Robert A Sachs Jeffrey E Sabot H Kenneth Fleishman Margaret P Blaine
Anna M Lampich Lawrence P Kline Andrew W Marcou Mitchell S Berman Gary S Davidson

7475 Wisconsin Avenue Suite 700 Bethesda, Maryland 20814-3417 1615 L Street, NW Suite 230 Washington, DC 20036
Phones (301) 951-3636 (202) 887-5339 Faxes (301) 951-0425 (202) 861-6872 Email kd@kdcpa.com

SAVINGS PLAN FOR EMPLOYEES OF
THE FAIRCHILD CORPORATION

Statements of Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

Assets

	2001	2000
Investments:		
Investments at fair value:		
Interest-bearing cash	$ 24,484	$ -
Common/collective trusts	68,214,016	64,853,783
Common stocks	28,601	71,308
Mutual funds	40,707,874	50,290,772
Unallocated insurance contracts	5,980,758	8,538,552
Loans to participants	8,327,173	8,050,196
Employer securities	3,690,529	2,317,497
	126,973,435	134,122,108
Receivables:		
Employer contributions	214,078	209,833
Employee contributions	682,331	704,135
	896,409	913,968
Total assets	127,869,844	135,036,076
Net assets available for benefits	$ 127,869,844	$ 135,036,076

See accompanying notes to financial statements.

SAVINGS PLAN FOR EMPLOYEES OF
THE FAIRCHILD CORPORATION

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Investment income:		
Net (depreciation) in fair value of investments:		
Mutual funds	$ (12,459,874)	$ (7,925,882)
Employer securities	(1,011,956)	(804,928)
	(13,471,830)	(8,730,810)
Interest and dividends	3,674,417	4,276,754
Total investment (loss)	(9,797,413)	(4,454,056)
Contributions:		
Employer	2,786,499	3,408,458
Employee	9,327,166	8,653,758
Other	180,306	292,610
	12,293,971	12,354,826
Total additions	2,496,558	7,900,770
Deductions:		
Benefits paid directly to participants	(9,611,082)	(11,263,305)
Administrative expenses	(51,708)	(153,301)
Total deductions	(9,662,790)	(11,416,606)
Net (decrease)	(7,166,232)	(3,515,836)
Transfers from other plans	-	56,820,193
Net assets available for benefits:		
Beginning of year	135,036,076	81,731,719
End of year	$ 127,869,844	$ 135,036,076

See accompanying notes to financial statements.

Note 1. *Description of Plan; Merger of Other Plans*

The following summary of the Savings Plan for Employees of The Fairchild Corporation (the Plan), formerly the Fairchild Savings and Employee Stock Ownership Plan (SESOP), which was formerly the Fairchild Industries, Inc. Employee Stock Ownership Plan (ESOP), is provided for general information purposes only. Participants should refer to the legal Plan Document for more complete information. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

General - The plan was originally adopted, effective January 1951, by the Board of Directors and shareholders of Fairchild Industries, Inc. (Company), a wholly-owned subsidiary of The Fairchild Corporation (Corporation), formerly Banner Industries, Inc. The term Plan Sponsor as used herein refers to either the Company or the Corporation.

Effective January 1, 1986, the Plan was amended and restated into an employee stock ownership plan as described in Section 4975(E)(7) of the Internal Revenue Code (Code), coverage was expanded to include all nonbargaining unit employees and the Plan was renamed The Fairchild Industries, Inc. Employee Stock Ownership Plan (ESOP).

Effective February 1, 1989, The Savings Plan for Employees of Fairchild Industries, Inc. (Savings Plan) was merged into the ESOP to form the SESOP.

On December 18, 1990, the Corporation adopted a restated document entitled the Savings Plan for Employees of The Fairchild Corporation. The Plan as restated was essentially a continuation of the Savings Plan.

As a result of Company acquisitions in 1999, the Plan was amended and restated, effective December 31, 1999, to reflect the merger of the Kaynar Technologies, Inc. Savings and Retirement Plan, the Amended and Restated Banner Aerospace, Inc. Profit Sharing/401(k) Plan and Trust and the Marcliff Savings Plan. As of December 31, 1999 employees ceased participation in the three merged plans and began participation in The Fairchild Plan. Assets from the three plans totaling $56,820,193 were transferred into the Savings Plan for Employees of The Fairchild Corporation on February 1, 2000. Accordingly, the statement of changes in net assets available for benefits for the year ended December 31, 2000 contains the financial information of the three merged plans for eleven months and twelve months of financial information for The Fairchild Plan.

The purpose of the Plan is to provide a vehicle for the eligible employees of the Corporation and its United States subsidiaries that have adopted the Plan (individually, the Corporation or any United States subsidiary that has adopted the Plan is referred to as a "Plan Sponsor") to save funds on a tax-advantaged basis and receive a proprietary interest in the Corporation and to assist the Plan Sponsor in attracting and retaining competent employees.

Note 1. Description of Plan; Merger of Other Plans (continued)

Subject to meeting the requirements for participation set forth in the Plan and described below, each eligible employee of the Corporation or any United States subsidiary of the Corporation that has adopted the Plan is entitled to participate in the Plan.

The Plan consists of two components: (1) a savings feature, that allows participants to contribute a portion of their annual compensation to the Plan through payroll deductions and to receive Plan Sponsor matching contributions on those contributions (Matching Contributions) and (2) a profit sharing feature that allows the Plan Sponsor to make contributions at the discretion of its board of directors to the accounts of eligible participants.

Participants may make their contributions on a before-tax basis in accordance with a qualified cash or deferred arrangement permitted under Section 401(k) of the Internal Revenue Code or can elect to have their contributions made under the after-tax contribution provisions of the Plan.

For the plan years ending December 31, 2001 and 2000, matching contributions were made by the Plan Sponsor on behalf of each participant of the Plan in an amount equal to 50% of the sum of the participant's before-tax and after-tax contributions, up to 5% of the participant's annual compensation. Effective January 1, 2002 Plan Sponsor matching contributions will be discretionary and determined annually by the Board of Directors.

Each full-time employee of the Plan Sponsor who is not a leased employee is generally eligible to participate in the Plan.

Contributions may be made in the form of Corporation stock, cash, or other property, provided that cash will be contributed as needed to provide the Plan with sufficient funds to pay in full when due any interest and principal payments required under any and all loans (or other extensions of credit) made to the Plan and used by the Trustee to finance the acquisition of common stock issued by the Plan Sponsor.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan reflect the accrual basis of accounting. The following accounting policies were followed in determining the value of the net assets available for Plan benefits:

1. Investments are stated at fair value.

2. Distributions to participants are recorded when paid.

All contributions are funded on a current basis, which is monthly for both participant contributions and matching contributions.

The Plan provides that all usual and reasonable administrative expenses of the Plan related to Trustee fees, record-keeping fees and investment management fees are to be paid out of the Plan assets.

Note 2. Summary of Significant Accounting Policies (continued)

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions or pay Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Benefits Payable - As of December 31, 2001 and 2000, benefits of $413,801 and $26,660, respectively, were due to participants who had withdrawn from participation in the Plan.

Administration - The Plan is administered by a committee known as the Pension and Retirement Committee (the Committee) appointed by the Board of Directors of the Corporation. The duties of the Committee include but are not limited to interpreting the Plan, issuing directions to the Trustee to pay benefits from the Plan and appointing and employing agents to assist in the administration of the Plan. As of February 1, 2000 Putnam Fiduciary Trust Company succeeded Mellon Bank as Trustee of the Plan.

Investments – Investments are stated at fair value. Purchases and sales of securities are recorded on a trade date basis. Gains or losses on sales of securities are based on the average cost of the respective securities. Dividends are recognized on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Investments in marketable equity securities and debt securities traded on a national securities exchange are valued by the Trustee generally at the last reported sales or bid price of the year. Interest in the bank's pooled temporary investment fund is valued at the redemption price established by the Trustee based on the market value of the securities in the funds. Guaranteed income contracts with insurance companies are valued at contract value, which consists of contributions made pursuant to the contract plus net interest earned at the contract rate. Loans to participants are stated at cost, which approximates fair value.

By Fund Information - The Plan has adopted SOP 99-3, Accounting and Reporting of Certain Contribution Plan Investments and Other Disclosure Matters, which changes the required disclosures for plans with participant-directed investment programs.

Investment Funds - Pursuant to the procedures set forth in the Plan, participants may choose to have their contributions together with their Matching Contributions invested in one or more of the following investment options, as indicated by respective prospectus. Employees may invest in the funds in increments of 1%.

Note 2. Summary of Significant Accounting Policies (continued)

The investment options are as follows:

Growth Funds

- *Dreyfus Emerging Leaders Fund* - This fund seeks capital growth by investing in companies Dreyfus believes to be emerging leaders: small companies characterized by new or innovative products, services or processes having the potential to enhance earnings growth.
- *Invesco Dynamics Fund* - This fund seeks long-term capital appreciation by investing primarily in common stocks of mid- to smaller-capitalization companies with rapidly accelerating earnings growth.
- *Putnam Growth Opportunities Fund* - This fund seeks capital appreciation by investing mainly in stocks of very large, highly competitive growth companies. The fund is concentrated and selective, targeting U.S. companies that dominate both domestic and foreign markets.
- *Putnam International Growth Fund* - This fund seeks capital appreciation by investing in a diversified portfolio of stocks of companies located mainly outside the United States.
- *Putnam Investors Fund* - This fund seeks long-term growth of capital by investing mainly in blue-chip stocks - those of large, well-established companies selected from a broad range of industries. The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.
- *Putnam S&P 500 Index Fund* - This fund seeks a return, before the assessment of fees, that closely approximates the return of the S&P 500 Index which is an indicator of U.S. stock market performance.

Growth and Income Fund

- *Vanguard Asset Allocation Fund* - This fund seeks long-term growth of capital and income by investing in common stocks, long-term U.S. Treasury bonds, and money market instruments.

Income Fund

- *Putnam Bond Index Fund* - This fund seeks a return, before the assessment of fees, that closely approximates the return of the Lehman Brothers Aggregate Bond Index, which is an indicator of U.S. investment-grade bond market performance.

Capital Preservation Fund

- *Putnam Stable Value Fund* - This fund seeks stability of principal by investing mainly in investment contracts issued by insurance companies, banks, and similar financial institutions. To provide liquidity, a portion of the fund's assets is invested in high-quality money market instruments.

Note 2. Summary of Significant Accounting Policies (continued)

- *The Fairchild Corporation Stock Fund* - This fund is primarily invested in Class A common stock of the Corporation (Company Stock). Purchases of the Company Stock may be made on the open market, in private transactions, or directly from the Corporation or its affiliates. If Company Stock is purchased from the Corporation or its affiliates, the price paid shall be no more than the average of the closing prices of the Company Stock on the New York Stock Exchange on the five days preceding the date of the purchasing. Any cash dividends received will be reinvested in the fund. Purchases on the open market are made monthly and may be spread over a period of days in order to avoid artificially inflating the price. The broker-dealers through which and by whom such transactions are effected are selected at the discretion of the Trustee or the investment manager, as applicable, subject, however, to the requirement that such broker-dealers offer the best services in light of their experience, skill, and financial responsibility and are paid no more than prevailing and competitive market rates.

- *Participant Loan Account* - Active participants can apply for a loan at any time for any purpose. They can borrow up to 50% of their vested account balance. The maximum loan amount is $50,000; the minimum is $1,000. The maximum loan period is five years or up to ten years for a home loan. One loan to purchase a home and two general-purpose loans can be outstanding at any time. Loans are repaid through payroll deductions. The interest paid on the loan is credited to participant's individual account.

- *Account Transfers* - Participants may transfer their account balances in any investment fund to one or more of the other investment funds daily. The transfer must be in multiples of 1% of the account balance.

<u>Vesting</u> - The Plan's vesting schedule is as follows:

Full Years of Vesting Service	**Percentage Vested**
Less than one	0%
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%

Vesting Service means each Plan year during which an employee has completed no less than 1,000 hours of service. Employees who were participants of the Marcliff Savings Plan prior to the merger in 1999 retain their former vesting schedule. These participants are 100% vested after three years of service.

Note 2. Summary of Significant Accounting Policies (continued)

In the event of disability or retirement under the provision of a pension plan sponsored by the Corporation, or death, matching contributions are 100% vested. The balance of a participant's before-tax and after-tax contributions are fully vested and nonforfeitable at all times.

Distributions – For plan years ending December 31, 2001 and 2000, benefits under the plan were distributed either in a lump sum, installment distribution, or annuity. Effective January 1, 2002, benefits will be distributed only in lump sum payments. The value of the matching contributions is fully vested upon the earlier of disability, death, attainment of age 65, or five years of service. If, prior to attaining full vesting, a participant terminates employment, the nonvested value of company matching contributions is forfeited. Forfeitures are used to reduce current matching contributions or pay plan expenses. Forfeitures were $70,880 and $139,430 in 2001 and 2000, respectively.

Note 3. Investments

Investments representing 5% or more of the Plan's net assets are as follows at December 31:

	2001	2000
Putnam Bond Index Fund	$ 7,538,841	$ -
Putnam Stable Value Fund	39,209,885	33,323,178
Putnam S&P 500 Index Fund	21,465,290	25,674,972
Vanguard Asset Allocation Fund	12,456,602	12,861,412
Dreyfus Emerging Leaders Fund	9,999,691	12,067,752
Putnam Investors Fund	6,730,444	8,792,990
Metropolitan Life Insurance GAC 2655	-	8,538,552
Putnam Growth Opportunities Fund	-	8,083,398
Participant Loan Fund	8,327,173	8,050,196
	$ 105,727,926	$ 117,392,450

For the years ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) in value by ($9,797,413) and ($4,454,056), respectively as follows:

	2001	2000
Common/collective trusts	$ (267,911)	$ 34,819
Mutual funds and common stocks	(9,620,937)	(4,626,572)
Unallocated insurance contracts	427,705	405,516
Loans to participants	675,686	536,916
Employer securities	(1,011,956)	(804,735)
	$ (9,797,413)	$ (4,454,056)

Note 4. Tax Status

On February 28, 2002, the Corporation submitted an Application for Determination for Employee Benefit Plan to the Internal Revenue Service. The Plan has been amended to comply with various regulations and rulings issued by government agencies including the Small Business Job Protection Act, the Taxpayer Relief Act and the Community Renewal Tax Relief Act of 2000 to ensure that the Plan document complies with current administrative practice and make certain changes to plan benefits. While the Plan has not received a response as of the date of the auditor's report, the Plan administrator believes that the amended plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan obtained its latest determination letter on August 22, 1997, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Note 5. Plan Termination

Although the Corporation has not expressed any intent to discontinue its contributions, it is free to do so at any time. In the event that such discontinuance results in the effective termination of the Plan, the Plan provides that all participants become 100% vested, and the Plan will continue in effect for the sole purpose of liquidating the participants' interest in the Plan.

Note 6. Insurance Company Contract

Effective January 1, 1995, the Plan adopted the provisions of Statement of Position 94-4, *A Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans.* The Plan's guaranteed investment contract with the Metropolitan Life Insurance Company is fully benefit responsive and, therefore, had been presented in the financial statements at contract value. Management of the Plan believes that contract value approximates fair value for the guaranteed investment contract. Under the contract, which is a group annuity contract, crediting interest rates are established on a calendar year basis. Crediting interest and average yield rates applicable to the contract for the years ended December 31, 2001 and 2000 were 4.97%.

ADDITIONAL INFORMATION

SAVINGS PLAN FOR EMPLOYEES OF
THE FAIRCHILD CORPORATION

Schedule of Assets Held for Investment Purposes

December 31, 2001

Schedule I

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	Current Value
Interest - bearing cash	Cash	$ 24,484
Putnam Bond Index Fund	Common/collective trust	7,538,841
Invesco Dynamics Fund	Mutual fund	2,844,310
Dreyfus Emerging Leaders Fund	Mutual fund	9,999,691
Templeton Developing Markets	Mutual fund	531,161
Vanguard Asset Allocation	Mutual fund	12,456,602
Putnam Investors Fund	Mutual fund	6,730,444
Putnam Growth Opportunities Fund	Mutual fund	5,204,739
Metropolitan Life Insurance Company	GIC--4.97%	5,980,758
Putnam Stable Value Fund	Common/collective trust	39,209,885
Putnam S&P 500 Index Fund	Common/collective trust	21,465,290
Putnam International Growth Fund	Mutual fund	2,940,927
Participant Loan Fund	Participant loans	8,327,173
Fairchild Corporation Stock	Employer securities-common shares	3,690,529
Global Sources Ltd. Stock Fund	Common stock	28,601
		$ 126,973,435